Unaudited

PRO FORMA

Consolidated Financial Statements

of

NEOMEDYX MEDICAL CORPORATION

(Acquisition of Blue Cree Co Ltd by NeoMedyx Medical Corporation)

December 31, 2009

Prepared by Management

These PRO FORMA financial statements are based on management’s assumptions and adjustments and are inherently subjective

NEOMEDYX MEDICAL CORPORATION

PRO FORMA Consolidated Balance Sheet

(Unaudited)

December 31
2009
Note 3
ASSETS

Current
Cash	$762,846
Accounts receivable	1,006,175
Short term loans and advances	298,305
Prepaid expense	511,998
Inventories	492,663
Total current assets	3,071,987

Intangible assets	322,985
Fixed assets	263,545

Total assets	$3,658,517

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,232,452
Due to related parties	150,678
Other loan payable	215,280
Total current liabilities	2,598,410

Long term
Retirement obligation	64,362

Total liabilities	2,662,772

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital	3,684,585

Deficit	(2,688,840)
995,745

$3,658,517

Prepared by Management

See accompanying notes to the unaudited pro forma consolidated financial statements

NEOMEDYX MEDICAL CORPORATION

PRO FORMA Consolidated Statement of Operations

(Unaudited)

YEAR ENDED
December 31
Note 3	2009

Revenue	$10,802,543
Cost of revenue	9,767,778

Gross margin	1,034,765

Administrative Expenses
Wages and benefits	438,663
Director fees	200,000
Consulting	36,343
Amortization	10,326
Transfer agent fees	89,674
Rent and maintenance	247,110
Interest on debt	50,590
Professional fees	84,290
Travel, entertainment and promotion	105,969
Vehicles and transportation	21,079
Bad debts	2,383
Office and general	58,462
Heat, light, communication and power	20,553
Miscellaneous	10,999
1,376,441

Loss from operations	(341,676)
Other Items:
Interest earned	13,742
Recovery of bad debts	4,168
Miscellaneous income	61,831
Loss on disposal of fixed assets	(15,021)
Foreign exchange gain	599
Income tax expense	(44,516)

Net loss for the year	(320,873)
Deficit, beginning of the year	(2,367,967)

Deficit, end of the year	$(2,688,840)

Loss from operations per share, pro forma	$(0.01)
Net loss per share, pro forma	$(0.01)

Number of shares, pro forma	34,472,727

Prepared by Management

See accompanying notes to the unaudited pro forma consolidated financial statements

NEOMEDYX MEDICAL CORPORATION

Notes to the Pro Forma Consolidated Financial Statements

Year ended December 31, 2009

(Unaudited)

1.

NATURE OF BUSINESS AND BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of NeoMedyx Medical Corporation as at December 31, 2009 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2009 have been prepared by management giving effect to the acquisition of Blue Cree Co Ltd by NeoMedyx Medical Corporation. These pro forma consolidated financial statements include:

a)

A pro forma consolidated balance sheet combining the unaudited balance sheet of NeoMedyx Medical Corporation as at December 31, 2009 and the unaudited balance sheet of Blue Cree Co Ltd as at December 31, 2009.

b)

A pro forma consolidated statement of operations combining the unaudited statement of operations of NeoMedyx Medical Corporation for the year ended December 31, 2009 with the unaudited statement of operations of Blue Cree Co Ltd for the year ended December 31, 2009.

The pro forma consolidated balance sheet as at December 31, 2009 has been prepared as if the acquisition of Blue Cree Co Ltd described in Note 3 had occurred on December 31, 2009 and the pro forma consolidated statement of operations for the year ended December 31, 2009 has been prepared as if the transaction described in Note 3 had occurred on January 1, 2009.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described in Note 3 in accordance with accounting principles generally accepted in the United States applied on a basis consistent with the accounting policies of NeoMedyx Medical Corporation.

The pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of NeoMedyx Medical Corporation and Blue Cree Co Ltd.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled by management using the significant accounting policies as set out in the audited financial statements of NeoMedyx Medical Corporation for the year ended December 31, 2008 which are incorporated by reference. The significant accounting policies of Blue Cree Co Ltd conform in all material respects to those of NeoMedyx Medical Corporation.

3.

PRO FORMA ASSUMPTIONS AND ADJUSTMENT – BUSINESS ACQUISITION

The shareholders of Blue Cree C Ltd have agreed to accept and the shareholders of NeoMedyx Medical Corporation have agreed to issue 20,000,000 and to cancel 16,000,000 previously issued shares of common stock for all of the issued shares of common stock of Blue Cree Co Ltd. The NeoMedyx common shares have been valued at $1,458,367 ($0.073 per share) by both Corpus and Biokhan.

The pro forma consolidated financial statements include the assumption that the completion of the agreement for the acquisition will occur and will be based on the purchase accounting adjustments below. The preliminary allocation of the purchase price summarized in the table below is subject to change:

Purchase price:

20,000,000 shares of common stock of

NeoMedyx Medical Corporation

$1,458,367

Net assets acquired

$3,657,883

Total liabilities assumed

$2,199,516

$1,458,367

The fair value of the net assets of Blue Cree to be acquired may ultimately vary from those shown above and any differences may be material. All intercompany account balances have been eliminated.

Balance Sheet compiled as at December 31, 2009 (unaudited)

	NeoMedyx Medical Corp	Blue Cree Co Ltd	adjustments	Pro forma consolidated

	$	$	$	$
ASSETS
Current
Cash	633	762,213	-	762,846
Accounts receivable	-	1,006,175	-	1,006,175
Short term loans	-	298,305	-	298,305
Prepaid expense	-	511,998	-	511,998
Inventories	-	492,663	-	492,663
Total current assets	633	3,071,354	-	3,071,987

Investment in Blue Cree	1,458,367	-	(1,458,367)	-
Intangible assets	-	322,985	-	322,985
Fixed assets	-	263,545	-	263,545

Total assets	1,459,000	3,657,884	(1,458,367)	3,658,517

LIABILITIES
Current
Accounts payable	103,433	2,129,019	-	2,232,452
Due to related parties	150,678	-	-	150,678
Loans and other obligations	215,280	-	-	215,280
Total current liabilities	469,391	2,129,019	-	2,598,410

Retirement obligation	-	64,362	-	64,362

Total liabilities	469,391	2,193,381	-	2,662,772

SHAREHOLDERS’ EQUITY
Common shares	3,763,321	409,475	(409,475)	3,763,321
Additional paid in capital	9,527	124,963	(124,963)	9,527
Other comprehensive loss	(88,263)	-	-	(88,263)
Retained earnings (deficit)	(2,367,967)	923,929	(923,929)	(2,367,967)
Profit (loss) current year	(327,009)	6,136	-	(320,873)
Total shareholders’ equity	989,609	1,464,503	(1,458,367)	995,745

Total liabilities and equity	1,459,000	3,657,884	(1,458,367)	3,658,517

 Statement of Operations compiled for the year ended December 31, 2009 (unaudited)

	NeoMedyx Medical Corp	Blue Cree Co Ltd	adjustments	Pro forma consolidated

	$	$	$	$
Revenue	-	10,802,543		10,802,543
Cost of revenue	-	9,767,778		9,767,778
Gross margin	-	1,034,765		1,034,765

Expenses
Wages, benefits, services	236,343	438,663		675,006
Office and general	47,769	302,064		349,833
Amortization	-	89,674		89,674
Professional fees	12,319	71,971		84,290
Interest on debt	-	50,590		50,590
Other expenses	25,646	101,402		127,048
	322,077	1,054,364		1,376,441

Net loss from operations	(322,077)	(19,599)		(341,676)
Other Income (expense)	(4,932)	25,735		20,803
Net (Loss) For The Period	(327,009)	6,136		(320,873)

4.

PRO FORMA SHARE CAPITAL and EARNINGS PER SHARE

a)

Authorized

unlimited common shares without par value

b)

Issued and Outstanding

	SHARES	AMOUNT

Balance, December 31, 2008	25,472,727	$ 2,104,954
Issued for directors services	5,000,000	200,000
Issued to acquire Blue Cree Co Ltd	20,000,000	1,458,367
	50,472,727	3,763,321

Additional paid-in capital	-	9,527
Other comprehensive loss	-	(88,263)

Shares to be cancelled	(16,000,000)	(80,000)

Share capital	34,472,727	$3,604,585